Exhibit 21.1

Name	Jurisdiction of Formation

Hourglass Acquisition I, LLC	Delaware

Preferred Rocks USS Inc.	Delaware

Hourglass Holdings, LLC	Delaware

USS Holdings, Inc.	Delaware

U.S. Silica Company	Delaware

BMAC Services Co., Inc.	Delaware

Pennsylvania Glass Sand Corporation	Delaware

The Fulton Land and Timber Company	Pennsylvania

Ottawa Silica Company	Delaware

Ottawa Silica Company, Ltd.	Quebec

Coated Sand Solutions, LLC	Delaware